U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (the “Filer”):	CIBC Mellon Trust Company

B.	(1) This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Bell Canada and BCE Inc.

	Form Type:	Registration Statement on Form F-10

	File Number (if known):	333-199993

	Filed by:	Bell Canada and BCE Inc.

	Date Filed (if filed concurrently, so indicate):	November 7, 2014 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 320 Bay Street P.O. Box 1 Toronto, Ontario M5H 4A6 Canada Telephone: (416) 933-8500

E.

The Filer designates and appoints CT Corporation System (the “Agent”), located at

111 Eighth Avenue

New York, NY 10011

Telephone: (212) 590-9070

as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Country of Canada, this 7th day of November 2014.

Filer:	CIBC Mellon Trust Company

	By:	/s/ Pamela Lively
Name: Pamela Lively
Title: Authorized Signatory

This statement has been signed by the following person in the capacity and on the date indicated:

CT Corporation as Agent for Service of Process for CIBC Mellon Trust Company

By:	/s/ JoAn Tolosa
Name: JoAn Tolosa
Title: Assistant Secretary

Dated: November 7, 2014